Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 Fax AMERICA • ASIA PACIFIC • EUROPE

April 26, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Global Macro Trust (the “Trust”) — Amendment No. 1 to Registration Statement on Form S-1 (Reg. No. 333-229651)

Ladies and Gentlemen:

On behalf of our client, Millburn Ridgefield Corporation, the Trust’s managing owner (the “Managing Owner”), please find accompanying this letter for filing pursuant to the Securities Act of 1933, as amended, a copy of Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”) relating to an offering by the Trust of units of beneficial interest (“Units”). The Amendment includes more timely financial statements and financial information that comply with Rule 3-12 of Regulation S-X. The Amendment also includes updated information required by the Commodity Futures Trading Commission and other miscellaneous changes. Additionally, the Amendment adjusts the amount of unsold Units being carried over from the Trust’s prior Registration Statement (Reg. No. 333-209445) as permitted by Rule 415(a)(6). Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Managing Owner for five years.

Thank you very much for your attention to this filing. If you have any questions, please do not hesitate to contact me at (312) 853-7926.

Very truly yours,

/s/ Nadan Sehic

Nadan Sehic

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